

December 14, 2009

Mr. Stuart Carnie
Chief Executive Officer
Denarii Resources, Inc.
502 E. John Street
Carson City, Nevada 89706

      Re: Denarii Resources, Inc.
           Item 4.02 Form 8-K Filed December 10, 2009
           File No. 000-53389

Dear Mr. Carnie:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 8-K filed December 10, 2009</u>

1.   We note your disclosure that the revisions affect the statement of cash flow by increasing changes in asset and liabilities – accounts payable –related party to $143,581 and thus net cash used in operating activities of ($620). Please revise to specify the nature of the underlying cash flows that were recorded in error and clarify which components of cash flows that will be revised. In this manner, it appears that you are financing your operations via borrowings from related parties to fund your operations. However, your statement of cash flows for the nine months ended September 30, 2009 does not reflect any financing activities. Note

       that FASB ASC 230-10-45-14 specifies that proceeds from borrowings are cash inflows from financing activities.

2.   Please amend your Form 8-K to include the independent accountant's letter as required by Item 4-02(c)(3) of Form 8-K.

3.   Please disclose the timeframe in which you expect to revise the financial statements included in the Quarterly Report on Form 10-Q for the period ended September 30, 2009.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief